Mail Stop 4561

October 8, 2009

Moshe J. Schnapp, Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

> **Re: Forex International Trading Corp.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2009**
> **File No. 333-161795**

Dear Mr. Schnapp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forepart of Registration Statement

1.   We note that the securities being registered in this filing are being offering on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933. Please check the appropriate box on the cover page of the filing.

Cover Page of Prospectus

2.   Clarify that this registration statement constitutes the initial public offering of Forex International Trading Corp.'s common stock.

3.   Please revise the cover page and other relevant sections of the prospectus to state clearly that there is no minimum number of shares that must be sold in the offering, the company will retain the proceeds from the sale of any of the offered shares, and that funds will not be

returned to investors. You indicate that the offering is not being underwritten, yet you present information in the prospectus as though all of the shares of common stock will be sold. Revise throughout to provide investors with information to appropriately inform them of the range of outcomes that are possible as a consequence of the any-and-all, no minimum offering structure. In this respect, a presentation based on the sale of five or ten percent of the maximum offering should be presented in the use of proceeds and other applicable sections.

4.   Please delete the table in the prospectus summary, which provides information as if all of the proceeds will be received. In the context of a direct public, no minimum offering, a table of this type is not appropriate as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received. You can more concisely inform holders of the maximum dollar amount of gross proceeds and the estimated expenses of the offering in text. Revise throughout the prospectus, as applicable, to address the proceeds to the company if the offering is subscribed to at varying levels, including the Summary, Use of Proceeds and liquidity discussion in Management's Discussion and Analysis.

5.   Please delete the second through fifth sentences of the first paragraph as the information contained therein does not appear to be key to investors and appears excessively detailed.

Prospectus Summary, page 1

6.   In the first paragraph you express business objectives as events that will take place. Please revise throughout to express your objectives as goals that may be realized but are not assured.

7.   You state on page 1 that the company intends to develop and market software for trading foreign currencies, but on page 12 you state that you plan to offer "foreign currency exchange trading" over a web-based proprietary trading system. Please clarify the description of your proposed business to indicate whether you are proposing to offer online brokerage services or to sell a software product.

8.   The term "best efforts" is typically utilized in the context of offerings where there is an independent selling agent that will exercise sales efforts on behalf of the issuer. Please revise to use the phrase "direct public offering" throughout the filing.

Risk Factors, page 3

9.   Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

10.   Please prominently place a risk factor in this section that alerts investors that you have not yet developed a product or product design. Explain the risks and uncertainties regarding your ability to design, develop, and commercialize a product.

11.   It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Our working capital is limited and we will likely need to complete this offering…, page 3

12.   You state that your ability to commence and continue operations is contingent on raising additional funds. Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year from the date of filing. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition, the likelihood you will be able to pursue your business plan, and the risks associated with a "no minimum" offering structure.

Capitalization, page 9

13.   Please revise the capitalization table which assumes that all 200,000,000 shares of common stock being offered will be issued. In a no minimum offering, it is inappropriate for a pro forma capitalization table to reflect the receipt or application of all offering proceeds. Please refer to Rule 170 under the Securities Act of 1933.

Dilution, page 10

14.   The subheading in the table on page 10 titled "Assuming Minimum Offering" indicates that there is a minimum amount required in this offering, while your disclosures in the risk factors and Use of Proceeds section indicate that you have not established a minimum amount of proceeds that must be received in this offering before any proceeds may be accepted. Please advise or revise the chart to remove this subheading.

Use of Proceeds, page 11

15.   You state that the estimate of the proceeds is based on the initial public offering price "before deduction for any commissions or non-accountable expenses [you] may pay to registered broker-dealers, if any." We note your disclosure on the cover page that the shares will be offered through your sole officer and director and that you *currently* have no

plans to offer shares through registered broker-dealers. Please clarify your disclosure in this section to state unequivocally whether you intend to use any registered broker-dealers.

Determination of Offering Price, page 11

16.   You list several factors that were considered in setting the offering price on page 11 that differs from the factors disclosed on page 1 such as the "amount of equity and control desired to be retained by the present stockholders." Please explain.

Plan of Distribution; Terms of the Offering, page 12

17.   You state that a portion of the proceeds from this offering will be used to pay the salaries of your officers. We note that salaries are not specifically listed as a line item in the Use of Proceeds on page 11 and that your sole officer currently does not receive compensation from the company. Please advise as to whether this compensation is in connection with Mr. Schnapp's participation in this offering. Further, revise the chart in the Use of Proceeds section to specifically disclose the amount that will be used to pay Mr. Schnapp's salary. Ensure that the description of management's compensation includes a description of changes in your compensation arrangements that you plan to implement in the event varying portions of the offered securities are successfully sold.

Business, page 13

18.   Please revise the disclosure to provide a concise and clear overview of the current status of your business. We note your disclosure in the Management's Discussion and Analysis regarding your goals for the next 12 months, but explain what you have achieved since inception to develop a marketable product and a viable business. Disclose the status of the software product you plan to develop and explain what remains to be accomplished. Also disclose the material terms of any contracts you have with your significant customer and tell us why you have not filed any such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Government Regulation, page 16

19.   Please expand your discussion of the government regulations that are applicable to your business. This section should provide a meaningful description of the nature of the governmental regulation to which the company's proposed business will be subject, and the extent to which the company will be subject to registration, inspection, and oversight by regulatory agencies. Explain whether you are required to obtain any governmental approvals to initiate the activities in your proposed business plan, such as approval of registration as a commodities broker. See Item 101(h)(1)(vii) of Regulation S-K. Also, consider whether a risk factor is warranted regarding these governmental approvals and oversight that may require you to comply with objective standards such as capital requirements.

Management's Discussion and Analysis or Plan of Operation, page 17

20.   We note that you have omitted a discussion comparing your results of operations. We believe that providing such a discussion will enhance a reader's understanding of your financial statements. Please provide a discussion of your results of operations that enables readers of your financial statements to see the company through the eyes of management. See Item 303(a) of Regulation S-K and SEC Release 33-8350. In this respect, explain the revenues you generated, expenses incurred, and the reasons why you did not incur any cost of revenue. We refer to Question 110.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretation on Regulation S-K.

Liquidity and Capital Resources, page 17

21.   You disclose that you need to raise $200,000 in this offering to satisfy your cash requirements during the next 12 months. Please amend your filing to clarify how you expect to meet your short and long-term cash requirements for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please expand your disclosure to address the following:

   •   State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

   •   Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.

   •   Discuss the impact on your business and any course of action you plan to take if you sell less than all of the securities being offered in this registration statement.

   •   Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Management, page 19

22.   According to the Form 10-KSB filed by Emvelco Corp., now known as Yasheng Eco-Trade Corp, with the Commission on April 14, 2008, we note that Moshe Schnapp served as President and Director of Emvelco Corp. from April 2005 to August 2006. Please advise.

Executive Compensation, page 20

23.   The summary compensation table presented in this section is provided in a format that was superseded upon adoption of new rules in SEC Release 33-8732A, as modified in Release 33-8876. Please refer to Item 402(n) of Regulation S-K and revise accordingly.

Certain Relationships and Related Transactions, page 21

24.   Please provide disclosure regarding any "promoters" of your company, as defined in Rule
        405 under the Securities Act of 1933. In this regard, it appears that Moshe J. Schnapp, Sean
        Schnapp, and Tom Schnapp may be promoters. See Item 404(d)(2) and Item 401(g) of
        Regulation S-K.

Independent Registered Accounting Firm's Report, page F-3

25.   We note your disclosures on page F-10 where you indicate that the financial statements
        have been prepared assuming the company will continue as a going concern. Tell us how
        the your independent auditors considered AU Section 341 in evaluating whether there was
        substantial doubt about the company's ability to continue as a going concern and how they
        concluded that an explanatory paragraph regarding the company's ability to continue as a
        going concern was not considered necessary. Please refer to guidance in AU Section 341.

26.   Please revise the report of the company's independent registered accounting firm as
        follows:

        • Include a signed opinion pursuant to Article 2-02(a) of Regulation S-X and Rule 302 of
          Regulation S-T; and

        • Provide the independent auditor's opinion with respect to the company's statement of
          changes in stockholder's deficit pursuant to Article 2-02(c) of Regulation S-X.

Note 3. Reporting on the Costs of Start-up Activities, page F-9

27.   We note from your disclosures on page F-10 that the company has incurred $50,000 of legal
        fees in connection with the filing of this Form S-1, which have been capitalized as start-up
        costs and are being amortized over 60 months. Tell us how you determined that these costs
        were costs of start-up activities within the guidance of paragraph 8 of SOP 98-5. To the
        extent that these are start-up costs, explain further why you believe capitalizing and
        amortizing such costs is appropriate. In this regard, we refer you to paragraph 12 of SOP
        98-5, which states that costs of start-up activities should be expensed as incurred.
        Alternatively, tell us how you considered whether these were expenses of the offering
        pursuant to SAB Topic 5.A. Also, please explain your classification of such costs in cash
        flows from investing activities and tell us why you have not classified these costs in
        operating cash flows pursuant to the guidance in SFAS 95.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
Your responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in

HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC